Exhibit 99
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2010 RESULTS
Assets Under Management Reach Record Level of $419 Billion
BALTIMORE (April 23, 2010) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter 2010 results, including net revenues of $556.2 million, net income of $153.0 million, and diluted earnings per common share of $.57. On a comparable basis, net revenues were $384.5 million in the first quarter of 2009 when net income was $48.2 million and diluted earnings per common share was $.19.
Assets under management totaled a record $419.0 billion at March 31, 2010, an increase of $27.7 billion from $391.3 billion at December 31, 2009, and up $150.2 billion from $268.8 billion at March 31, 2009. At March 31, 2010, assets under management include $249.5 billion in the T. Rowe Price mutual funds distributed in the United States and $169.5 billion in other managed investment portfolios. Record quarterly net cash inflows in the first quarter of 2010 totaled $10.3 billion, while higher market valuations and income added $17.4 billion to assets under management.
Financial Highlights
Total investment advisory revenues were $471.8 million in the first quarter of 2010, an increase of 53.8%, or $165.0 million, from the comparable 2009 quarter. Relative to the prior year’s quarter, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. increased 53.7%, or $113.7 million, to $325.4 million. Average mutual fund assets under management in the first quarter of 2010 were $237.3 billion, an increase of 50.9% from the average for the 2009 quarter. Mutual fund assets at March 31, 2010 were $249.5 billion, an increase of 7.2% or $16.8 billion from the end of 2009, and $12.2 billion higher than the first quarter 2010 average.
Net inflows to the mutual funds were $6.1 billion during the first quarter of 2010. Our stock funds had net inflows of $3.4 billion. The Value, Mid-Cap Value, Mid-Cap Growth, and Equity Index 500 funds each added at least $400 million for a total of $2.0 billion in net investments. The New Income Fund accounted for $1.0 billion of the $3.0 billion of net inflows added by the bond funds. Money market funds had net outflows of $300 million. Higher market valuations and income increased mutual fund assets under management by $10.7 billion during the first quarter of 2010.
Investment advisory revenues earned from other managed investment portfolios were $146.4 million in the 2010 quarter, an increase of $51.3 million from the comparable 2009 quarter. Average assets in these portfolios were $159.6 billion during the first quarter of 2010, an increase of $52.1 billion or 48.5% from the 2009 quarter. Net inflows of $4.2 billion, primarily from institutional investors located outside the United States and third-party financial intermediaries, and $6.7 billion in higher market valuations and income increased assets under management in these portfolios by $10.9 billion in the first quarter of 2010. Investors outside the United States account for 12% of the firm’s assets under management at March 31, 2010.
The target-date retirement investment portfolios continue to be a significant source of assets under management. During the first quarter of 2010, net inflows of $2.4 billion originated in these portfolios. Assets in the target-date retirement portfolios were $48.3 billion at March 31, 2010, accounting for 12% of the firm’s assets under management and 19% of its mutual fund assets.
Operating expenses were $317.5 million in the first quarter of 2010, up $43.6 million from the 2009 quarter. Compensation and related costs increased $32.3 million or 18.4% from the comparable 2009 quarter. The increase is primarily a result of a higher interim accrual for our 2010 annual variable compensation programs, which are based on operating results and other factors such as the relative risk-adjusted investment performance, the growth in assets under management and net investor inflows, and the high quality of investor services. At March 31, 2010, the firm employed 4,779 associates, down 8.6% from a year-ago and virtually unchanged from the end of 2009.
Advertising and promotion expenditures were $23.5 million in the first quarter of 2010, up slightly from the 2009 quarter and relatively flat compared to the fourth quarter of 2009. The firm estimates that its advertising and promotion expenditures for the second quarter of 2010 will increase about $10 million from the comparable 2009 quarter and spending for the full year 2010 could increase up to 30% from 2009. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand the investor base.
Other operating expenses increased $11.5 million, or 34.1% from the first quarter of 2009, including $4.0 million of higher distribution and service expenses recognized on greater assets under management that are sourced from financial intermediaries. These distribution and service expenses are offset by an equal increase in our administrative revenues recognized from 12b-1 fees. Additionally, travel costs, consulting fees and other professional services have risen to meet increased business demands.
Non-operating investment activity in the first quarter of 2010 resulted in a net gain of $5.3 million versus a net loss of $36.0 million in the comparable 2009 period. The 2009 period included a non-cash charge of $35.6 million for the other than temporary impairment of certain of the firm’s investments in sponsored mutual funds.
The first quarter 2010 provision for income taxes as a percentage of pretax income is 37.3%, up slightly from the 37.1% for the year 2009. The firm presently estimates that the effective tax rate for 2010 will be about 37.8%.

Management Commentary
James A.C. Kennedy, the company’s chief executive officer and president, commented: “The firm’s investment advisory results relative to our peers remain strong, with 90% of the T. Rowe Price funds across their share classes outperforming their comparable Lipper averages on a total return basis for the 5-year period ended March 31, 2010, 83% outperforming for the three-year period, 77% outperforming for the 10-year period, and 73% outperforming for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for more than 76% of our rated funds’ assets under management.
“Our first quarter results were achieved during a period of strong market performance that further extended the rally that started a year ago, and saw the U.S. equity market in March reach an 18-month high. Assets under management at the firm hit a record level at the end of the quarter, while average assets under management for the quarter nearly reached their fourth quarter of 2007 high. With the tailwind of both net new client inflows and market gains, our net revenues and net income also continue in strong recovery mode, although they remain below their year-end 2007 peak.
“We remain debt-free with substantial liquidity, including cash and mutual fund investment holdings of nearly $1.5 billion that supports our ability to take advantage of attractive growth opportunities and continue investing in key capabilities and talent. On January 20, 2010, the firm completed the previously announced acquisition of a 26% equity interest in UTI Asset Management Company and an affiliate from existing stockholders for 6.5 billion Indian Rupees (INR) or $142.4 million, plus transaction costs of $3.2 million.
“In the first quarter we also expended $33 million to repurchase 666,000 shares of our common stock. Based on current strategic projects and plans, the company’s capital expenditures for all of 2010 are estimated to be about $150 million, including $25 million invested in facilities and technology equipment in the first quarter of the year. These cash expenditures are funded from our available liquid resources.
Market Commentary
“Global fiscal and monetary stimulus have done a great deal to restore confidence in the stability of the world’s economies. Investors have also become more confident about the prospects for a sustained — albeit gradual — economic recovery, and companies and consumers are repairing their balance sheets. Valuations, while no longer as compelling as they had been, are reasonable. Although there is still plenty of uncertainty, we remain positive on the market’s prospects and believe that equity markets continue to offer attractive opportunities for the long-term investor.”
Closing Comment
In closing, Mr. Kennedy said, “We remain focused on serving our clients, and are thankful for the confidence they continue to place in us — as evidenced by our level of assets under management, as well as by this quarter’s record cash flows. We will continue to invest strategically in our client, investment, risk management, and technology capabilities, while closely managing our costs and creating efficiencies. With our solid reputation, our broad pool of talented associates, our globally diversified investment and distribution capabilities, and our healthy balance sheet, the long-term outlook for T. Rowe Price remains strong.”
Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2010 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at March 31, 2010.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels and expense savings, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2009 Form 10-K reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, sub-advisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

Unaudited Condensed Consolidated Statements of Income
(in millions, except per-share amounts)

	Three months ended
	3/31/09	3/31/10
Revenues
Investment advisory fees	$306.8	$471.8
Administrative fees	77.4	83.6
Investment income of savings bank subsidiary	1.5	1.7

Total revenues	385.7	557.1
Interest expense on savings bank deposits	1.2	0.9

Net revenues	384.5	556.2

Operating expenses
Compensation and related costs	175.4	207.7
Advertising and promotion	22.7	23.5
Depreciation and amortization of property and equipment	16.7	15.4
Occupancy and facility costs	25.4	25.7
Other operating expenses	33.7	45.2

Total operating expenses	273.9	317.5

Net operating income	110.6	238.7
Non-operating investment income (loss)	(36.0)	5.3

Income before income taxes	74.6	244.0
Provision for income taxes	26.4	91.0

Net income	$48.2	$153.0

Earnings per share on common stock
Basic	$0.19	$0.59

Diluted	$0.19	$0.57

Dividends declared per share	$0.25	$0.27

Weighted average shares
Outstanding	255.4	258.2

Outstanding assuming dilution	259.0	266.2

	Three months ended
	3/31/2009	3/31/2010
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$162.0	$262.8
Bond and money market	49.7	62.6

Total	211.7	325.4
Other portfolios	95.1	146.4

Total	$306.8	$471.8

	Average during
	the first quarter
	2009	2010	12/31/2009	3/31/2010
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$109.9	$175.6	$172.7	$185.9
Bond and money market	47.4	61.7	60.0	63.6

Total	157.3	237.3	232.7	249.5
Other portfolios	107.5	159.6	158.6	169.5

Total	$264.8	$396.9	$391.3	$419.0

Stock and blended asset portfolios			$290.4	$311.7
Fixed income portfolios			100.9	107.3

Total			$391.3	$419.0

	Three months ended
	3/31/2009	3/31/2010
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities	$139.4	$256.7
Cash used in investing activities, including $(25.0) for additions to property and equipment and $(143.6) for investment in UTI Asset Management Company Limited in 2010	(47.3)	(174.4)
Cash used in financing activities, including common stock repurchases of $(32.7) and dividends paid of $(70.0) in 2010	(89.4)	(61.5)

Net change in cash during the period	$2.7	$20.8

	12/31/2009	3/31/2010
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$743.3	$764.1
Investments in sponsored mutual funds	677.5	702.9
Other investments	45.7	191.5
Property and equipment	512.8	518.9
Goodwill	665.7	665.7
Accounts receivable and other assets	565.3	549.3

Total assets	3,210.3	3,392.4
Total liabilities	328.1	385.5

Stockholders’ equity, 259.4 common shares outstanding in 2010, including net unrealized holding gains of $113.5 in 2010	$2,882.2	$3,006.9